                                                                       EXHIBIT 8



                 [LETTERHEAD OF BRACEWELL & PATTERSON, L.L.P.]



                             [FORM OF TAX OPINION]


                              ______________, 19__



American Republic Bancshares, Inc.
101 South Main
Belen, New Mexico 87002
Attention:  James H. Foley,
            President and Chief Executive Officer


       Re: Agreement and Plan of Reorganization dated June 6, 1994 ("Agreement") by and between American Republic Bancshares, Inc., a New Mexico corporation ("ARBI"), and Norwest Corporation, a Delaware corporation ("Norwest")

Gentlemen:

We have acted as U.S. federal income tax counsel to ARBI in connection with the Agreement, which contemplates the merger of a wholly-owned subsidiary of Norwest with and into ARBI, with ARBI as the surviving corporation. Pursuant to the Agreement, each share of the common stock, $1.00 par value ("ARBI Common Stock"), outstanding immediately prior to the effective time of the merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of common stock, $1-2/3 par value ("Norwest Common Stock") determined in the manner provided in Section 1(a) of the Agreement. This opinion is being rendered pursuant to Section 6(h) of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

In our capacity as tax counsel to ARBI, we have examined executed counterparts of the Agreement. We have also examined originals or copies of the Articles of Incorporation and Bylaws of ARBI and certain resolutions adopted by the Board of Directors of ARBI. In addition, we have relied on certificates of officers of ARBI as to certain matters of fact relating to this opinion. We have considered the applicable provisions of the Internal Revenue Code of 1986, as amended ("Code"), Treasury regulations (including temporary and proposed), relevant judicial authorities, pronouncements of the Internal Revenue Service (including private letter rulings addressing facts similar to those described in the Agreement but issued to unrelated parties), and have made such other investigations of law and as we have deemed necessary and relevant as a basis hereof. We have assumed the genuineness of all signatures, the authenticity of all documents and records submitted to us as originals, the conformity to original documents and records of all documents and records submitted to us as copies, and the truthfulness of all statements of act contained therein. Moreover, we have assumed the due authorization, execution and delivery of the Agreement by Norwest.

American Republic Bancshares, inc.

_________________, 19__
Page 2


In addition to the above-referenced assumptions, in rendering our opinion we have also assumed that (i) Norwest will merge ARBI's wholly-owned bank subsidiary (the "Bank") into Norwest Bank New Mexico, N. A., (ii) such merger will qualify as a reorganization under Section 368(a) of the Code, and (iii) the successor corporation in such merger, and the successor corporation in the Merger, will each respectively continue to use a significant part of the historic business assets of the Bank and ARBI in the conduct of their businesses. We have further assumed that Norwest has not owned any shares of stock in ARBI during the past five years.

Based upon the foregoing and subject to the limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

     1. The Merger will, under current law, constitute a tax-free reorganization under Code (S) 368(a), and Norwest and ARBI will each be a party to the Reorganization within the meaning of Code (S) 368(b).

     2.   ARBI will not recognize gain or loss as a result of the Merger.

     3. No gain or loss will be recognized by holders of ARBI Common Stock as a result of the exchange of such shares for shares of Norwest Common Stock pursuant to the Merger except that gain or loss will be recognized on the receipt of cash if any, received in lieu of fractional shares. Any cash received by a shareholder of ARBI in lieu of a fractional share or pursuant to the exercise of dissenters' rights will be treated as a receipt in exchange for such shares and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash, will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in ARBI Common Stock allocable to such fractional share interest.

     4. The tax basis of the shares of Norwest Common Stock received by each shareholder of ARBI will equal the tax basis of such shareholder's shares of ARBI Common Stock (reduced by any amount allocable to any fractional share interest for which cash is received) exchanged in the Merger.

     5. The holding period for the shares of Norwest Common Stock received by each shareholder of ARBI will include the holding period for the shares of ARBI Common Stock such shareholder exchanged in the Merger.

American Republic Bancshares, Inc.

_________________, 19__
Page 3


     6. ARBI's creation of the Liquidating Trust (the "Trust") and subsequent distribution of the Trust interests to its shareholders will be treated for federal income tax purposes in the following manner:
          First, ARBI will be viewed as having made a dividend-type distribution to its shareholders of undivided interests in the assets of the Trust (the "Trust Corpus"). Each shareholder will include in his or her income the value of such distribution under the dividend rules, and will take an income tax basis in his or her proportionate share of the Trust Corpus equal to the fair market value of such proportionate share. Second, the shareholders will be viewed as the owners of the Trust, thus causing the Trust to come within the grantor trust income tax rules. These rules generally provide that the existence of a grantor trust is ignored for federal income tax purposes, and each shareholder-beneficiary is deemed to directly own his or her proportionate share of the Trust Corpus. Third, on the subsequent sale of the Trust Corpus, each shareholder-beneficiary will compute his or her gain or loss as if he or she had individually sold his or her proportionate share of the Trust Corpus. Each shareholder-beneficiary would include in his or her individual tax return the gain or loss from such sale, measured by the difference between the amount realized on such sale (i.e., the shareholder-beneficiary's proportionate share of the sales proceeds for the Trust Corpus) and the shareholder-beneficiary's tax basis in his or her proportionate share of the Trust Corpus.

The foregoing opinion is, with your concurrence, predicated on and is limited to the relevant laws of the United States of America, and we render no opinion with respect to the law of any other jurisdiction. This opinion is solely for your benefit and may not be relied upon by any other person.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 8 to the Registration Statement of Norwest on Form S-4, filed _______, 1994 (File No. _____) and to all reference to our name therein.


                              Very truly yours,



                              Bracewell & Patterson, L.L.P.